Exhibit 99.3

Aptorum Group Limited Reports Financial Results and Business Update for the Six Months Ended June 30, 2023

Aptorum Group Limited (NASDAQ: APM) (“Aptorum Group” or the “Company”), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology, autoimmune and infectious diseases, today provided a business update and announced financial results for the six months ended June 30, 2023.

“During the first half of 2023, we remained focused on advancing the development of our therapeutic programs. We continue to work towards advancing our ALS-4 and SACT-1 clinical programs and our PathsDx liquid biopsy program through potential collaborations. In light of the macroeconomic environment, we remain vigilant at controlling costs and resources of the company whilst continuing to advance our development objectives of the above programs as well,” said Mr. Ian Huen, Chief Executive Officer and Executive Director of Aptorum Group Limited.

Clinical Pipeline Update and Upcoming Milestones

In January 2023, Aptorum Group announced publication of a co-authored paper on one of its lead project, PathsDx Technology, for assessing a rapid-turnaround low-depth unbiased metagenomics sequencing workflow on Illumina platforms. PathsDx Test was shown to be robust, rapid and sensitive for the diagnosis of infectious diseases. The paper is titled, “Towards a rapid-turnaround low-depth unbiased metagenomics sequencing workflow on the Illumina platforms” and has been published online in Medrxiv, which can be downloaded at the following website address: https://medrxiv.org/cgi/content/short/2023.01.02.22283504v1.

In March 2023, Aptorum Group announced the completion of the Pre-IND discussions with the US Food and Drug Administration (“US FDA”) for ALS-4. ALS-4 is a first-in-class small molecule anti-virulence drug targeting infections caused by Staphylococcus aureus, including but not limited to Methicillin Resistant Staphylococcus Aureus (“MRSA”). The Pre-IND discussions with US FDA focused on overall development plan in preparation for the IND application of ALS-4 that will initially target Acute Bacterial Skin and Skin Structure Infections (ABSSSI). With the positive feedback on the overall development strategy from the US FDA, Aptorum is now proceeding towards the IND submission of ALS-4.

In June 2023, Aptorum Group announced the group has submitted the relevant Phase 1b/2a clinical trial protocol of SACT-1, an orally administered repurposed small molecule drug for the treatment of neuroblastoma to US FDA. The Phase 1b/2a study of SACT-1 submitted is for the combination with chemotherapy for first relapse or refractory high risk neuroblastoma. The targeted objectives of the Phase 1b part of the study based on neuroblastoma patients to be enrolled is to determine the recommended phase 2 dose (RP2D) based on safety, pharmacokinetics and efficacy and the Phase 2a part of the study based on neuroblastoma patients to be enrolled will be used to assess the preliminary efficacy of SACT-1.

Corporate Highlights

In May 2023, Aptorum Group announced that its subsidiary, Aptorum Therapeutics Limited (“ATL”), a company incorporated under the laws of Grand Cayman Islands, entered into a non-binding Letter of Intent and Term Sheet (“Term Sheet”) to merge (“Transaction”) its 100% subsidiary, Paths Innovation Limited and its underlying business (collectively “PathsDx Group”) with Universal Sequencing Technology Corporation (“UST”), a San Diego and Boston based US company dedicated to the development and commercialization of advanced proprietary DNA sequencing technologies. Paths Innovation Limited currently holds, through its majority owned subsidiary Paths Diagnostics Pte. Limited, the PathsDx technology – a liquid biopsy NGS based technology for the diagnostics of infectious diseases. As consideration of the transaction upon closing, ATL will become a shareholder of the combined company. The Transaction and other ancillary distributions, where relevant, remain subject to, among other matters, the execution of a mutually agreeable definitive agreement, completion of due diligence and subject to several conditions including, but not limited to, director and shareholder approvals.

In June 2023, the Company entered into securities purchase agreements to sell $3,000,000 unsecured convertible notes to 4 investors (the “June 23 Notes”). All the June 23 Notes were subsequently converted into an aggregate of 1,000,000 Class A Ordinary Shares, par value $0.00001 per share. The whole proceeds from the June 23 Note was used to settle a related party loan.

In September 2023, the Company entered into a securities purchase agreement to sell a $3,000,000 unsecured convertible note (“Sep 23 Note”) to Jurchen Investment Corporation, the largest shareholder of the Group. The Sep 23 Note is convertible into the Company’s Class A Ordinary Shares, and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Note for twelve (12) months or more or such term subject to mutual consent. The Sep 23 Note has an interest rate of 6% per annum and a conversion price of $2.42 per share. The Sep 23 Note is secured by a first priority lien and security interest on certain shares that the Company owns (“Collateral”). Upon the Company’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Company prepay the then-remaining outstanding balance of the Sep 23 Note, in part or in full and the Company can make that payment in cash or in shares.

In November 2023, Aptorum Group announced the resignations of Mr. Darren Lui and Dr. Clark Cheng from their positions as executive directors and key officers. Concurrently, Mr. Ian Huen, a current director of the Company, took on the role of Chief Executive Officer. Mr. Huen previously served as the Company’s Chief Executive Officer from October 2017 until his prior resignation in June 2022. With his extensive experience and contributions to the Company during significant events, the Board is confident that Mr. Huen will play a crucial role in realizing the Company’s full potential.

For the six months ended June 30, 2023, the Company raised approximately $1,625,745 in gross proceeds pursuant to the issuance of an aggregate of 215,959 Class A ordinary shares under the Company’s $15 million at-the-market (“ATM”) program established on March 26, 2021. The proceeds will be used for general corporate purposes and the Company’s development programs.

Financial Results for the Six Months Ended June 30, 2023

Aptorum Group reported a net loss of $6.6 million for the six months ended June 30, 2023 compared to $2.7 million for the same period in 2022. The increase in net loss in the current period was driven by there was a gain on non-marketable investment of $5.6 million in 2022 while there was no such gain in the current period. The increase is partly offset by the decrease in operating expenses due to the implementation of stringent budgetary control measures, as a result of the Company’s exclusive emphasis on its lead projects.

Research and development expenses were $3.2 million for the six months ended June 30, 2023 compared to $4.5 million for the same period in 2022. As a consequence of exclusive emphasis on its lead projects and suspension of non-lead projects, there was a notable decrease in the utilization of external consultants and full impairment of patents related to these non-lead projects. Moreover, the payroll expenses for research and development staff decreased as a result of the reversal of deferred cash bonus payables to employees and consultants during current period. The reversal was due to the Group’s agreements with employees and consultants to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

General and administrative fees were $1.3 million for the six months ended June 30, 2023 compared to $2.4 million for the same period in 2022. The decrease in general and administrative fees was primary due to the reversal of deferred cash bonus payables to employees during current period. The reversal was due to the Group’s agreements with employees to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

Legal and professional fees were $1.7 million for the six months ended June 30, 2023 compared to $1.4 million for the same period in 2022. The increase in legal and professional fees was attributed mainly to several non-routine activities undertaken during current period, such as the implementation of a reverse stock split and amendments to the memorandum and articles of association. These exercises involved engaging legal and professional services beyond regular operations, resulting in an increase in associated fees.

As of June 30, 2023, cash and restricted cash totaled approximately $0.5 million and total equity was approximately $12.8 million.

In September 2023, Aptorum Group received $3 million from the issuance of a convertible note. Aptorum Group expects that its existing cash and restricted cash together with undrawn line of credit facility from related parties, will enable it to fund its operating and capital expenditure requirements for at least the next 12 months.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2023 and December 31, 2022

(Stated in U.S. Dollars)

	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current assets:
Cash	$340,306	$1,882,545
Restricted cash	130,335	3,130,335
Accounts receivable	66,396	174,426
Inventories	-	27,722
Marketable securities, at fair value	-	102,481
Amounts due from related parties	95,768	129,677
Due from brokers	93,792	652
Loan receivable from a related party	422,800	875,956
Other receivables and prepayments	748,594	744,008
Total current assets	1,897,991	7,067,802
Property, plant and equipment, net	2,190,146	2,825,059
Operating lease right-of-use assets	311,639	347,000
Long-term investments	9,744,958	9,744,958
Intangible assets, net	166,566	752,705
Long-term deposits	100,741	129,847
Total Assets	$14,412,041	$20,867,371

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$84,405	$12,693
Accounts payable and accrued expenses	1,044,028	6,166,807
Operating lease liabilities, current	305,055	310,548
Bank loan	-	3,000,000
Convertible notes	-	3,013,234
Total current liabilities	1,433,488	12,503,282
Operating lease liabilities, non-current	199,076	30,784
Loan payables to related parties	-	500,000
Total Liabilities	$1,632,564	$13,034,066

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($0.00001 par value, 9,999,996,000,000 shares authorized, 2,937,921 shares issued and outstanding as of June 30, 2023; $10.00 par value, 6,000,000 shares authorized, 1,326,953 shares issued and outstanding as of December 31, 2022(1))	$31	$13,269,528
Class B Ordinary Shares ($0.00001 par value; 4,000,000 shares authorized, 2,243,776 shares issued and outstanding as of June 30, 2023; $10.00 par value; 4,000,000 shares authorized, 2,243,776 shares issued and outstanding as of December 31, 2022(1))	22	22,437,754
Additional paid-in capital	92,641,521	45,308,080
Accumulated other comprehensive income	26,322	33,807
Accumulated deficit	(70,824,179)	(65,337,075)
Total equity attributable to the shareholders of Aptorum Group Limited	21,843,717	15,712,094
Non-controlling interests	(9,064,240)	(7,878,789)
Total equity	12,779,477	7,833,305
Total Liabilities and Equity	$14,412,041	$20,867,371

See accompanying notes to the condensed consolidated financial statements.

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the six months ended June 30, 2023 and 2022

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue
Healthcare services income	$431,378	$527,462
Operating expenses
Costs of healthcare services	(426,063)	(529,991)
Research and development expenses	(3,212,366)	(4,509,303)
General and administrative fees	(1,263,019)	(2,400,418)
Legal and professional fees	(1,738,566)	(1,356,164)
Other operating expenses	(330,212)	(183,104)
Total operating expenses	(6,970,226)	(8,978,980)

Other (expenses) income
Loss on investments in marketable securities, net	(9,266)	(82,710)
Gain on non-marketable investment, net	-	5,588,078
Interest (expense) income, net	(93,478)	149,734
Sundry income	36,803	66,628
Total other (expenses) income, net	(65,941)	5,721,730

Net loss	$(6,604,789)	$(2,729,788)
Less: net loss attributable to non-controlling interests	(1,117,685)	(844,536)

Net loss attributable to Aptorum Group Limited	$(5,487,104)	$(1,885,252)

Net loss per share(1) – basic and diluted	$(1.43)	$(0.53)
Weighted-average shares outstanding(1) – basic and diluted	3,849,621	3,568,265

Net loss	$(6,604,789)	$(2,729,788)
Other comprehensive (loss) income
Exchange differences on translation of foreign operations	(7,485)	31,346
Other comprehensive (loss) income	(7,485)	31,346
Comprehensive loss	(6,612,274)	(2,698,442)
Less: comprehensive loss attributable to non-controlling interests	(1,117,685)	(844,536)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(5,494,589)	(1,853,906)

See accompanying notes to the condensed consolidated financial statements.

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development of a novel molecular-based rapid pathogen identification and detection diagnostics technology with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

For more information about the Company, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations.

These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299

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